<u>Mail Stop 3561</u>

November 13, 2008

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

      Re: Covanta Holding Corporation
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 26, 2008
             File No. 1-06732

Dear Mr. Orlando:

      We have completed our review of your Form 10-K and related filings and have no further comment at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director